Exhibit 99.1

May 16, 2016

Mimecast Announces Fourth Quarter and Full Year 2016 Financial Results

Fourth Quarter Highlights

•	Constant currency Q4 revenue growth rate of 29% year-over-year

•	Added 1,800 new customers. Total customers 18,000 globally

•	Revenue retention rate of 109%

•	Gross profit percentage of 70%

•	Positive Adjusted EBITDA of $0.5 million

Watertown, MA – May 16, 2016 (GLOBE NEWSWIRE) – Mimecast Limited (NASDAQ: MIME), a leading email and data security company, today announced financial results for the fourth quarter and full year ended March 31, 2016.

“We are very pleased with our fourth quarter. It’s a strong ending to another record year for the company,” stated Peter Bauer, CEO of Mimecast. “We achieved better than expected results in revenue, new customer acquisition and revenue retention. We benefited from increased demand for our advanced email security offerings as organizations continue to grapple with business email compromises, spear phishing and advanced persistent threats. Customers are drawn to us because we provide a fast and simple way to achieve greater cyber resiliency. Our single integrated suite of cloud services, all built on Mime | OS, our SaaS operating system, helps customers to secure themselves in an increasingly complex cloud and hybrid IT world.”

“Mimecast continues to perform across our key metrics and has delivered strong growth in the quarter and the year.” said Peter Campbell, CFO of Mimecast. “We are particularly pleased with the fact that for the fiscal year our constant currency revenue growth was 30% and revenue retention grew to 109% while at the same time we generated positive adjusted EBITDA of $15.8 million.”

Fourth Quarter 2016 Financial Highlights

•	Revenue: Revenue on a constant currency basis increased 29% compared to the fourth quarter of 2015. Revenue for the fourth quarter of 2016 was $36.9 million, an increase of 20% compared to the $30.7 million of revenue recognized in the fourth quarter of 2015.

•	Customers: Added 1,800 net new customers in the fourth quarter of 2016. Net new customer additions are up from 1,000 added in the third quarter of 2016. We now serve over 18,000 organizations of all sizes across every sector.

•	Revenue Retention Rate: Revenue retention rate was 109% in the fourth quarter of 2016, consistent with the prior quarter and up from the 107% in the fourth quarter of 2015.

•	Gross Profit Percentage: Gross profit percentage was 70% for the fourth quarter of 2016, consistent with the 70% realized in the fourth quarter of 2015.

•	Adjusted EBITDA: Adjusted EBITDA was $0.5 million, representing an Adjusted EBITDA margin of 1%.

•	GAAP Net Loss: GAAP net loss was $2.0 million or ($0.04) per share based on 54.2 million weighted-average shares outstanding.

•	Non-GAAP Net Loss: Non-GAAP net loss was $0.0 million or ($0.00) per share.

•	Cash and Free Cash Flow: Mimecast generated $1.9 million of free cash flow in the fourth quarter of 2016. Cash and cash equivalents as of March 31, 2016 were $106.1 million.

Full Year 2016 Financial Highlights

•	Revenue: Revenue on a constant currency basis increased 30% compared to 2015. Revenue for 2016 was $141.8 million, an increase of 22% compared to the $116.1 million of revenue recognized in 2015.

•	Revenue Retention Rate: Revenue retention rate for the full year 2016 was 109% which compares to the 107% for the full year fiscal 2015.

•	Gross Profit Percentage: Gross profit percentage was 71% for the full year 2016 compared to 68% in 2015.

•	Adjusted EBITDA: Adjusted EBITDA for the full year 2016 was $15.8 million, representing an Adjusted EBITDA margin of 11%.

•	GAAP Net Loss: GAAP net loss was $3.2 million or ($0.08) per share based on 40.8 million weighted-average shares outstanding.

•	Non-GAAP Net Income: Non-GAAP net income was $4.6 million or $0.11 per share.

•	Free Cash Flow: Mimecast generated $10.4 million of free cash flow in 2016 compared to $10.7 million in 2015.

Reconciliations of the non-GAAP financial measures provided in this press release to their most directly comparable GAAP financial measures are provided in the financial tables included at the end of this press release. An explanation of these measures and how they are calculated are also included below under the heading “Non-GAAP Financial Measures.”

Fourth Quarter Business Highlights:

•	We announced the addition of Impersonation Protect to Mimecast Targeted Threat Protection product line. Impersonation Protect is the first service available to tackle the growing threat from business email compromise attacks, also called CEO Fraud or whaling. This attack, which bypasses traditional security gateways as there is no malware to detect, uses social engineering to target individual employees within specific departments responsible for the data or finances that criminals are targeting.

•	Sales of Targeted Threat Protection significantly increased during the quarter, with more than 1,000 new customers signing up to purchase the service. 19% of our customers are now using the service.

•	14% of customers are using Mimecast in conjunction with Microsoft® Office 365™ compared to 12% in the third quarter. Office 365™ continues to be a catalyst for growth for the Company as more than 600 new customers in the fourth quarter improved their security protection, data archiving and service continuity by combining these two cloud-only services.

•	We extended our leadership team with the addition of two experienced executives: Alex Bender, Senior Vice President of Global Marketing and Mark Basler, Senior Vice President of Product Management.

•	We passed an independent Health Insurance Portability and Accountability Act (HIPAA) Security Compliance Assessment and Service Organization Control 2 Type 1 (SOC 2 Type 1) Independent Service Audit allowing Mimecast to better serve covered entities.

Business Outlook

Mimecast is providing guidance for the first quarter and full year 2017

First Quarter 2017 Guidance:

For the first quarter of 2017, we expect constant currency revenue growth to be between 24% and 26% and revenue to be between $39.5 million to $39.9 million. Exchange rates in certain currencies we operate in have weakened in the period due to the strengthening of the US dollar compared to the same period in the prior year. Fluctuations in these rates have impacted our revenue guidance by $1.8 million. Approximately $1.0 million of this impact relates to the translation of South African Rand based revenue and the remainder relates to British Pound based revenue. We believe that constant currency revenue growth is a useful way to measure the underlying strength of our business as it excludes these short term fluctuations. Adjusted EBITDA is expected to be in the range of $0.3 million to $1.4 million.

Full Year 2017 Guidance:

For the full year 2017, we expect constant currency revenue growth to be between 22% and 26% and revenue to be between $170.2 million to $175.9 million. Foreign exchange rate fluctuations are impacting this guidance by $3.2 million of which $1.0 million relates to the South African Rand and $2.2 million relates to the British Pound.

Conference Call and Webcast Information

Mimecast will host a conference call to discuss these financial results for investors and analysts at 5:00 pm EDT (UTC-04:00) on May 16, 2016. To access the conference call, dial (844) 815-2878 for the U.S. and Canada and (615) 800-6885 for international callers and enter conference ID #96763926. The call will also be webcast live on the investor relations section of the Company’s website at http://investors.mimecast.com. An audio replay of the call will be available two hours after the live call ends by dialing (855) 859-2056 for U.S. and Canada or (404) 537-3406 for international callers, and entering passcode #96763926. In addition, an archive of the webcast will be available on the investor relations section of the company’s website at http://investors.mimecast.com.

About Mimecast Limited

Mimecast Limited (NASDAQ: MIME) makes business email and data safer for more than 18,000 customers and millions of employees worldwide. Founded in 2003, the Company’s next-generation cloud-based security, archiving and continuity services protect email, and deliver comprehensive email risk management in a single, fully-integrated subscription service. Mimecast reduces email risk and the complexity and cost of managing the array of point solutions traditionally used to protect email and its data. For customers that have migrated to cloud services like Microsoft® Office 365™, Mimecast mitigates single vendor exposure by strengthening security coverage, combating downtime and improving archiving.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements, including, but not limited to, the guidance provided under the heading “Business Outlook” above. Statements regarding the value and effectiveness of Mimecast’s products, the introduction of product enhancements or additional products and Mimecast’s growth, expansion and market leadership, that involve risks, uncertainties, assumptions and other factors which, if they do not materialize or prove correct, could cause Mimecast’s results to differ materially from those expressed or implied by such forward-looking statements. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements containing the words “predicts,” “plan,” “expects,” “anticipates,” “believes,” “goal,” “target,” “estimate,” “potential,” “may,” “might,” “could,” “see,” “seek,” “forecast,” and similar words. Mimecast intends all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected in such statements due to various factors, including but not limited to: risks and uncertainties inherent in Mimecast’s business; Mimecast’s ability to attract new customers and retain existing customers; Mimecast’s ability to effectively sell, service and support its products; Mimecast’s ability to adapt to changing licensing and go to market business models; Mimecast’s ability to manage its international operations; Mimecast’s ability to compete effectively; Mimecast’s ability to develop and introduce new products and add-ons or enhancements to existing products; Mimecast’s ability to continue to promote and maintain its brand in a cost-effective manner; Mimecast’s ability to manage growth; Mimecast’s ability to attract and retain key personnel; currency fluctuations that affect Mimecast’s revenues and costs; the scope and validity of intellectual property rights applicable to Mimecast’s products; adverse economic conditions in general and adverse economic conditions specifically affecting the markets in which Mimecast’s operates; and other risks more fully described in Mimecast’s publicly available filings with the Securities and Exchange Commission. Any statements regarding Mimecast’s products are intended to outline its general product direction and should not be relied on in making a purchase decision, as the development, release, and timing of any features and functionality remains at Mimecast’s sole discretion. Mimecast’s anticipates that subsequent events and developments will cause its views to change. Mimecast’s undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent Mimecast’s views as of the date of this press release.

Non-GAAP Financial Measures

We have provided in this release financial information that has not been prepared in accordance with GAAP. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to GAAP measures, in evaluating our ongoing operational performance. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures provided in the financial statement tables included below in this press release

Revenue Constant Currency Growth Rate. We believe revenue constant currency growth rate is a key indicator of our operating results. We calculate revenue constant currency growth rate by translating revenue from entities reporting in foreign currencies into U.S. dollars using the comparable foreign currency exchange rates from the prior fiscal period. To determine projected revenue growth rates on a constant currency basis for first quarter and full year 2017, expected revenue from entities reporting in foreign currencies was translated into U.S. dollars using the comparable prior year period’s monthly average foreign currency exchange rates.

Adjusted EBITDA and Adjusted EBITDA margin. We believe that Adjusted EBITDA and Adjusted EBITDA margin are key indicators of our operating results. We define Adjusted EBITDA as net (loss) income, adjusted to exclude: depreciation and amortization, share-based compensation expense, restructuring expense, interest income and interest expense, the provision for income taxes and foreign currency exchange (expense) income predominantly related to the elimination of intercompany balances. We define Adjusted EBITDA margin as Adjusted EBITDA over revenue in the period.

Non-GAAP net (loss) income. We define non-GAAP net (loss) income as net (loss) income less share-based compensation expense. We consider this non-GAAP financial measure to be a useful metric for management and investors because it excludes the effect of share-based compensation expense so that our management and investors can compare our recurring core business net results over multiple periods. There are a number of limitations related to the use of non-GAAP net (loss) income versus net (loss) income calculated in accordance with GAAP. For example, as noted above, non-GAAP net (loss) income excludes share-based compensation expense. In addition, the components of the costs that we exclude in our calculation of non-GAAP net (loss) income may differ from the components that our peer companies exclude when they report their non-GAAP results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from non-GAAP net (loss) income and evaluating non-GAAP net (loss) income together with net (loss) income calculated in accordance with GAAP.

Free cash flow. We define free cash flow as net cash provided by operating activities minus capital expenditures. We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that, after the acquisition of property and equipment, can be used for strategic opportunities, including investing in our business, and strengthening the balance sheet. Analysis of free cash flow facilitates management’s comparisons of our operating results to competitors’ operating results. A limitation of using free cash flow versus the GAAP measure of net cash provided by operating activities as a means for evaluating our company is that free cash flow does not represent the total increase or decrease in the cash balance from operations for the period because it excludes cash used for capital expenditures during the period. Management compensates for this limitation by providing information about our capital expenditures on the face of the cash flow statement and in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” section of our reports filed with the SEC.

MIMECAST LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	Three months ended March 31,		Year Ended March 31,
	2016	2015	2016	2015
Revenue	$36,876	$30,715	$141,841	$116,085
Cost of revenue	11,089	9,175	41,809	36,821

Gross profit	25,787	21,540	100,032	79,264

Operating expenses
Research and development	4,736	3,144	17,663	14,461
Sales and marketing	19,603	13,081	65,187	51,224
General and administrative	5,497	3,646	19,756	15,806
Restructuring	—	—	—	1,203

Total operating expenses	29,836	19,871	102,606	82,694

(Loss) income from operations	(4,049)	1,669	(2,574)	(3,430)
Other income (expense)
Interest income	32	15	74	62
Interest expense	(118)	(185)	(690)	(703)
Foreign exchange income	2,707	2,192	811	4,508

Total other income (expense), net	2,621	2,022	195	3,867

(Loss) income before income taxes	(1,428)	3,691	(2,379)	437
Provision for income taxes	536	38	865	152

Net (loss) income	$(1,964)	$3,653	$(3,244)	$285

Reconciliation of net (loss) income to net (loss) income applicable to ordinary shareholders:
Net (loss) income	$(1,964)	$3,653	$(3,244)	$285
Net (loss) income applicable to participating securities	—	1,023	—	80

Net (loss) income applicable to ordinary shareholders—basic	$(1,964)	$2,630	$(3,244)	$205

Net (loss) income	$(1,964)	$3,653	$(3,244)	$285
Net (loss) income applicable to participating securities	—	948	—	75

Net (loss) income applicable to ordinary shareholders—diluted	$(1,964)	$2,705	$(3,244)	$210

Net (loss) income per share applicable to ordinary shareholders:
Basic	$(0.04)	$0.08	$(0.08)	$0.01

Diluted	$(0.04)	$0.07	$(0.08)	$0.01

Weighted-average number of ordinary shares used in computing net (loss) income per share applicable to ordinary shareholders:
Basic	54,172	32,802	40,826	32,354
Diluted	54,172	36,449	40,826	36,075

MIMECAST LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

(unaudited)

	At March 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$106,140	$32,890
Accounts receivable, net	33,738	25,267
Prepaid expenses and other current assets	7,362	4,982

Total current assets	147,240	63,139
Property and equipment, net	24,806	23,159
Other assets	3,081	2,531

Total assets	$175,127	$88,829

Liabilities, convertible preferred shares and shareholders’ equity (deficit)
Current liabilities
Accounts payable	$2,891	$4,674
Accrued expenses and other current liabilities	15,110	10,902
Deferred revenue	60,889	45,267
Current portion of long-term debt	4,910	5,278

Total current liabilities	83,800	66,121
Deferred revenue, net of current portion	9,151	8,041
Long-term debt	1,981	7,086
Other non-current liabilities	2,121	2,127

Total liabilities	97,053	83,375

Contingencies

Convertible preferred shares	—	59,305

Shareholders’ equity (deficit)
Ordinary shares, $0.012 par value, 300,000,000 and 118,657,039 shares authorized at March 31, 2016 and 2015, respectively; 54,216,738 and 32,928,499 shares issued and outstanding at March 31, 2016 and 2015, respectively	651	395
Additional paid-in capital	169,037	32,417
Accumulated deficit	(88,576)	(85,332)
Accumulated other comprehensive loss	(3,038)	(1,331)

Total shareholders’ equity (deficit)	78,074	(53,851)

Total liabilities, convertible preferred shares and shareholders’ equity (deficit)	$175,127	$88,829

MIMECAST LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three months ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Operating activities
Net (loss) income	$(1,964)	$3,653	$(3,244)	$285
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	2,585	2,628	10,527	11,028
Share-based compensation expense	1,957	682	7,886	5,426
Provision for doubtful accounts	54	88	91	133
Gain (loss) on disposal of fixed assets	15	(11)	(5)	(16)
Non-cash interest expense	25	30	106	110
Excess tax benefit related to exercise of share options	76	—	—	—
Unrealized currency gain on foreign denominated intercompany transactions	(2,580)	(1,752)	(988)	(4,052)
Changes in assets and liabilities:
Accounts receivable	(4,295)	(3,399)	(9,820)	(4,334)
Prepaid expenses and other current assets	(1,920)	(30)	(2,191)	684
Other assets	(421)	(27)	(437)	(206)
Accounts payable	(282)	(97)	(542)	(38)
Deferred revenue	8,629	6,051	18,588	11,378
Accrued expenses and other liabilities	3,520	2,828	4,672	2,849

Net cash provided by operating activities	5,399	10,644	24,643	23,247
Investing activities
Purchases of property and equipment	(3,459)	(1,214)	(14,234)	(12,583)

Net cash used in investing activities	(3,459)	(1,214)	(14,234)	(12,583)
Financing activities
Proceeds from exercises of share options	247	103	885	632
Excess tax benefit related to exercise of share options	(76)	—	—	—
Payments on debt	(1,292)	(1,148)	(5,412)	(3,483)
Proceeds from issuance of debt, net of issuance costs	—	—	—	8,282
(Payments) proceeds from initial public offering, net of issuance costs	(104)	—	68,328	—

Net cash (used in) provided by financing activities	(1,225)	(1,045)	63,801	5,431
Effect of foreign exchange rates on cash	(546)	(1,092)	(960)	(2,363)

Net increase in cash and cash equivalents	169	7,293	73,250	13,732

Cash and cash equivalents at beginning of period	105,971	25,597	32,890	19,158

Cash and cash equivalents at end of period	$106,140	$32,890	$106,140	$32,890

Key Performance Indicators

In addition to traditional financial metrics, such as revenue and revenue growth trends, we monitor several other non-GAAP financial measures and non-financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. The key performance indicators that we monitor are as follows:

	Three months ended March 31,		Year Ended March 31,
	2016	2015	2016	2015
	(dollars in thousands)
Gross profit percentage	70%	70%	71%	68%
Revenue constant currency growth rate (1)	29%	33%	30%	33%
Revenue retention rate (2)	109%	107%	109%	107%
Total customers (3)	18,000	13,800	18,000	13,800
Adjusted EBITDA (1)	$493	$4,979	$15,839	$14,227

(1)	Adjusted EBITDA and revenue constant currency growth rates are non-GAAP measures. For a reconciliation of Adjusted EBITDA and revenue constant currency growth rates to the nearest comparable GAAP measures, see “Reconciliation of Non-GAAP Financial Measures” below.
(2)	We calculate our revenue retention rate by annualizing constant currency revenue recorded on the last day of the measurement period for only those customers in place throughout the entire measurement period. We include add-on, or upsell, revenue from additional employees and services purchased by existing customers. We divide the result by revenue on a constant currency basis on the first day of the measurement period for all customers in place at the beginning of the measurement period. The measurement period is the trailing twelve months. The revenue on a constant currency basis is based on the average exchange rates in effect during the respective period.
(3)	Reflects the customer count on the last day of the period rounded up to the nearest hundred customers. We define a customer as an entity with an active subscription contract as of the measurement date. A customer is typically a parent company or, in a few cases, a significant subsidiary that works with us directly.

Reconciliation of Non-GAAP Financial Measures

	Three months ended March 31,		Year Ended March 31,
	2016	2015	2016	2015
Reconciliation of Revenue Constant Currency Growth Rate:
Revenue, as reported	$36,876	$30,715	$141,841	$116,085
Revenue year-over-year growth rate, as reported	20%	26%	22%	31%
Estimated impact of foreign currency fluctuations	9%	7%	8%	2%
Revenue constant currency growth rate	29%	33%	30%	33%

The following table presents a reconciliation of net (loss) income to Adjusted EBITDA:

	Three months ended March 31,		Year Ended March 31,
	2016	2015	2016	2015
Reconciliation of Adjusted EBITDA:
Net (loss) income	$(1,964)	$3,653	$(3,244)	$285
Depreciation and amortization	2,585	2,628	10,527	11,028
Interest expense, net	86	170	616	641
Provision for income taxes	536	38	865	152
Restructuring	—	—	—	1,203
Share-based compensation expense	1,957	682	7,886	5,426
Foreign exchange income	(2,707)	(2,192)	(811)	(4,508)

Adjusted EBITDA	$493	$4,979	$15,839	$14,227

The following table presents a reconciliation of net (loss) income loss to Non-GAAP Net (Loss) Income:

	Three months ended March 31,		Year Ended March 31,
	2016	2015	2016	2015
Reconciliation of Non-GAAP Net (Loss) Income:
Net (loss) income	$(1,964)	$3,653	$(3,244)	$285
Share-based compensation expense	1,957	682	7,886	5,426

Non-GAAP net (loss) income	$(7)	$4,335	$4,642	$5,711

Non-GAAP net (loss) income per share applicable to ordinary shareholders:
Basic	$(0.00)	$0.13	$0.11	$0.18
Weighted-average number of ordinary shares used in computing Non-GAAP net (loss) income per share applicable to ordinary shareholders:
Basic	54,172	32,802	40,826	32,354

The following table presents a reconciliation of Net cash provided by operating activities to Free Cash Flow:

	Three months ended March 31,		Year Ended March 31,
	2016	2015	2016	2015
Reconciliation of Free Cash Flow:
Net cash provided by operating activities	$5,399	$10,644	$24,643	$23,247
Purchases of property and equipment	(3,459)	(1,214)	(14,234)	(12,583)

Free Cash Flow	$1,940	$9,430	$10,409	$10,664

Share-based compensation expense for three and twelve months ended March 31, 2016 and 2015 (in thousands):

	Three months ended March 31,		Year Ended March 31,
	2016	2015	2016	2015
Cost of revenue	$154	$19	$633	$151
Research and development	344	276	1,711	544
Sales and marketing	849	116	3,180	1,684
General and administrative	610	271	2,362	3,047

Total share-based compensation expense	$1,957	$682	$7,886	$5,426

Revenue Constant Currency Growth Rate reconciliation

	Three months ended March 31,			Year Ended March 31,
	2016A	2015A	% Change	2016A	2015A	% Change
Total revenue as reported	$36.9	$30.7	20%	$141.8	$116.1	22%
Estimated impact of foreign currency fluctuations			9%			8%
Total revenue constant currency growth rate			29%			30%

Exchange rate for period
USD	1.000	1.000		1.000	1.000
ZAR	0.063	0.085		0.073	0.091
GBP	1.433	1.515		1.508	1.613
AUD	0.722	0.787		0.736	0.875

Media Contact: Stuart Handley / Mimecast Limited / (+44) 207 847 8700 / press@mimecast.com

Investor Contact: Robert Sanders / Mimecast Limited / (+1) 617-393-7074 / investors@mimecast.com